Exhibit 12



                       RATIO OF EARNINGS TO FIXED CHARGES



                Thirty-Nine Weeks Ended           Fiscal Year Ended
              February 28, February 22,  May 31, May 25, May 26, May 28, May 29,
                   1999       1998        1998    1997    1996    1995    1994
                ---------------------    -------------------------------------

Ratio of
 Earnings to
 Fixed Charges     7.10       5.97        5.63    6.54    6.94    4.10    6.18


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.